March 1, 2017

Carlos Pacho, Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC  20549

Re:

Creative Learning Corporation
Form 10-K for Fiscal Year Ended September 30, 2016

Filed December 22, 2016
File No. 000-52883

Dear Mr. Pacho:

Creative Learning Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment to its Form 10-K for the fiscal year ended September 30, 2016 (File No. 000-52883). We hereby respond to the comment of the staff (the “Staff”) of the Commission contained in its letter dated February 17, 2017. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Item 9A.  Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 29

1.

Please revise to provide reference to the 2013 COSO Framework used. In addition, include management’s assessment of the effectiveness of your internal control over financial reporting under the heading, “Management’s Report on Internal Control Over Financial Reporting.” We note the assessment in the last two sentences under the heading, “Evaluation of Disclosure Controls and Procedures.”

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to refer to the 2013 COSO Framework used and to include the disclosure regarding management’s assessment of the effectiveness of the Company’s internal control over financial reporting under the heading “Management’s Report on Internal Control Over Financial Reporting.”

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701 Market Street, Suite 113 ~ St. Augustine, Florida 32095

Phone:  (904) 824-3133

Fax:  (904) 824-3134

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss the above response.

Sincerely yours,

/s/ Christian Miller

Christian Miller

Chief Financial Officer

701 Market Street, Suite 113 ~ St. Augustine, Florida 32095

Phone:  (904) 824-3133

Fax:  (904) 824-3134